SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA HOLDINGS S.A. FILES ANNUAL REPORT FORM 20-F

PRESS RELEASE	CONTACT:	Joseph Putaturo
Director-Investor Relations
(507) 304-2677

COPA HOLDINGS S.A. FILES ANNUAL REPORT FORM 20-F

PANAMA, May 6, 2009 - Copa Holdings, S.A. (NYSE: CPA) has filed today its annual report on Form 20-F for the fiscal year ended December 31, 2008 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Copa’s website at http://www.copaair.com.  Shareholders may receive a hard copy of the report, which includes Copa’s audited financial statements, free of charge through the contact below.

Electronic Link:                                                      http://investor.shareholder.com/copa/sec.cfm
Hard Copy Request link:                                       http://investor.shareholder.com/copa/investorkit.cfm

Contact:
Investor Relations Contact:
Phone:  (507) 304-2677
Fax:       (507) 304-2535
investorrelations@copaair.com

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct daily flights to Caracas, Venezuela, from the cities of Bogota and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 05/06/2009	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO